1. Name and Address of Reporting Person
   Janes, Michael A.
   Hilb, Rogal and Hamilton Company
   4951 Lake Brook Drive, Suite 500
   Glen Allen, VA 23060
   USA
2. Issuer Name and Ticker or Trading Symbol
   Hilb, Rogal and Hamilton Company (HRH)
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Statement for Month/Day/Year
   02/11/2003
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director                   ( ) 10% Owner
   (X) Officer (give title below) ( ) Other (specify below)
   Vice President
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
+------------------------------+----------+----------+---------+--------------------------+--------------+-----------+------------+
|1. Title of Security          |2. Trans- |2A.Execu- |3. Trans-|4. Securities Acquired (A)|5. Amount of  |6. Owner-  |7. Nature   |
|                              |   action |   action |   action|   or Disposed of (D)     |Securities    |   ship    |   of In-   |
|                              |   Date   |   Date   |   Code  |                          |Beneficially  |   Form:   |   direct   |
|                              |          |          |         |                          |Owned         |   Direct  |   Bene-    |
|                              |  (Month/ |  (Month/ |         |                          |Following     |   (D) or  |   ficial   |
|                              |   Day/   |   Day/   +-----+---+-----------+---+----------+Reported      |   Indirect|   Owner-   |
|                              |   Year)  |   Year)  |Code |V  |Amount     |A/D|Price     |Transaction(s)|   (I)     |   ship     |
+------------------------------+----------+----------+-----+---+-----------+---+----------+--------------+-----------+------------+
Common Stock                                                                               19733.65       D
Common Stock                                                                               1291.6         I           Employee
                                                                                                                      Stock
                                                                                                                      Purchase Plan
Common Stock                                                                               7684.85        I           Retirement
                                                                                                                      Savings Plan
Common Stock                                                                               3023.09        I           Deferred
                                                                                                                      Plan, Held in
                                                                                                                      Trust

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
+----------+--------+-------+-------+---------+-----------+---------------------+----------------+----------+-------+-------+------+
|1.        |2.      |3.     |3A.    |4.       |5.         |6.                   |7.              |8.        |9.     |10.    |11.   |
|          |        |       |       |         |           |                     |                |          |Number |Owner- |      |
|          |        |       |       |         |           |                     |                |          |of     |ship   |      |
|          |        |       |       |         |           |                     |                |          |Deriv- |Form of|      |
|          |        |       |       |         |           |                     |Title and Amount|          |ative  |Deriv- |      |
|          |        |       |       |         |           |                     |of Underlying   |          |Secur- |ative  |Nature|
|          |Conver- |Trans- |Execu- |         |Number of  |                     |Securities      |          |ities  |Secur- |of    |
|          |sion or |action |tion   |         |Derivative |Date Exercisable     +-------+--------+          |Benefi-|ity:   |In-   |
|          |Exercise|Date   |Date   |         |Securities |and Expiration Date  |       |Amount  |          |cially |Direct |direct|
|          |Price of|       |       |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned  |(D) or |Bene- |
|Title of  |Deriv-  |(Month/|(Month/|tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |       |In-    |ficial|
|Derivative|ative   | Day/  | Day/  +------+--+-----+-----+Date Exer-|Expira-   |       |of      |Derivative|       |direct |Owner-|
|Security  |Security|Year)  |Year)  |Code  |V |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |       |(I)    |ship  |
+----------+--------+-------+-------+------+--+-----+-----+----------+----------+-------+--------+----------+-------+-------+------+
Stock       $0                                                        03/01/2007 Common                      6450    D
Options                                                                          Stock
(Right to
buy)
Stock       $0                                                        02/12/2008 Common                      3200    D
Options                                                                          Stock
(Right to
buy)
Stock       $0                                                        02/11/2009 Common                      3000    D
Options                                                                          Stock
(Right to
buy)
Stock       $0       02/11/2         A      V  3500        02/10/2005 02/11/2010 Common  3500     $0.0000    3500    D
Options              003                                                         Stock
(Right to
buy)
Stock       $6.625                                                    12/21/2003 Common                      7000    D
Options                                                                          Stock
(Right to
buy)
Stock       $7.625                                                    05/03/2003 Common                      8000    D
Options                                                                          Stock
(Right to
buy)
Stock       $8                                                        06/19/2004 Common                      50000   D
Options                                                                          Stock
(Right to
buy)
Stock       $8.844                                                    05/05/2005 Common                      20000   D
Options                                                                          Stock
(Right to
buy)
Stock       $14.219                                                   03/01/2007 Common                      13000   D
Options                                                                          Stock
(Right to
buy)
Stock       $18.755                                                   02/12/2008 Common                      13000   D
Options                                                                          Stock
(Right to
buy)
Stock       $37.25   02/11/2         A      V  14500       02/10/2004 02/11/2010 Common  14500    $0.0000    14500   D
Options              003                                                         Stock
(Right to
buy)
Stock       $37.45                                                    02/11/2009 Common                      13000   D
Options                                                                          Stock
(Right to
buy)

Explanation of Responses:

SIGNATURE OF REPORTING PERSON
/s/ Walter L. Smith

DATE
02/13/2003